December 18, 2014

FILED VIA EDGAR; ORIGINALS SENT VIA UPS

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attention:  Ethan Horowitz

Branch Chief

Re:                          Avery Dennison Corporation
Form 10-K for Fiscal Year Ended December 28, 2013
Filed February 26, 2014

Supplemental response dated October 22, 2014
File No. 001-07685

Ladies and Gentlemen:

We are providing our response to the follow-up comments contained in the December 4, 2014 letter (the “Comment Letter”) from the staff of the Commission (the “Staff”) to Mitchell R. Butier, President, Chief Operating Officer and Chief Financial Officer of Avery Dennison Corporation (the “Company,” “we” or “us”). For your convenience, we have set forth the Staff’s comments contained in the Comment Letter, followed by our response.

Form 10-K for Fiscal Year Ended December 28, 2013

Notes to Consolidated Financial Statements

Note 13 – Segment Information, page 58

1.            Your response to comment 1 in our letter dated October 7, 2014 states that additional disclosure regarding revenues by product or product group is not required because your segments are reported based on products and services. We do not believe that this position is consistent with the disclosure requirements per FASB ASC 280-10-50. Please revise to disclose revenues for each of your products and services or each group of similar products and services.

To clarify our October 7, 2014 response, our operating segments – Pressure-sensitive

Materials (“PSM”), Retail Branding and Information Solutions (“RBIS”), and Vancive Medical Technologies (“Vancive”) – are based on similar products and services. Although our CFO Summary includes some additional product revenue information due to our historical internal reporting structure, we had considered all products within these segments as similar, and believed that we had met the requirements of ASC 280-10-50-40 “to report the revenues from external customers for each product and service or each group of similar products and services.”

Nearly all of our products fall into one of two types – they are either (i) “base materials,” which we sell to companies to be “converted” into either a component or end product (for example, a roll of pressure-sensitive film, which we sell to a printer/converter that die-cuts and prints on the material to turn it into labels; this product is subsequently sold to an end user, such as a consumer products company) or (ii) “converted products” that start with a base material (for example, a roll of pressure-sensitive film or paper stock) that we die-cut, print, and/or otherwise modify for sale to an end user, such as a printed label sold to a garment manufacturer.

Our PSM operating segment consists entirely of “base materials,” which are all multi-layer laminates manufactured on high-speed coating equipment.  While the layers differ from product to product (for example, type of face stock, adhesive, top coat), the basic manufacturing process is the same for all the products in this segment.  Our PSM end products are rolls of pressure-sensitive paper, film, foil, or tape.  For virtually all products except performance tapes, the end use for the eventual converted product is to communicate information (for example, a label on a shampoo bottle), branding (for example, graphic material on the side of a bus), or otherwise cover/decorate a surface (for example, colored film to wrap a vehicle).  Reflective products represent a variation of a PSM base material used in graphic applications, with the minor distinguishing feature of enhanced reflectivity of the film “face stock” utilized (for example, reflective material on a stop sign).  (Note: While the revenue information for this product line was separately presented in the CFO Summary in the past, this reflects legacy reporting when the business unit was larger, had a more diverse product line, and was managed separately; today, these products are similar to other products within our PSM segment. We are updating our CFO Summary to remove this line item, as it does not provide relevant information to senior management.)

In the case of performance tapes, while the manufacturing process and raw materials are similar to other products within the PSM segment, the end use differs in that these products primarily serve a bonding or fastening function, rather than an information sharing/branding purpose.  In this respect, these products are more akin to the functional products which are part of Vancive, discussed below.  Because of the similarities in raw materials, manufacturing process, distribution method, etc., and the fact that this division has reported directly to the leader of the PSM segment, we have viewed this as one of many similar products within this segment.  However, given the unique functional nature of these products, we can see a case for treating this as a distinct product group for purposes of disclosing annual revenue per ASC 280-10-50-40, and will provide this supplemental revenue information in future Form 10-K filings, including appropriate comparative information for prior years, beginning with the Form 10-K for fiscal year 2014 (which we plan to file in February 2015).

Our RBIS operating segment consists entirely of “converted products,” along with related products and services, focused almost exclusively on apparel and footwear, with some general retail and supply chain applications.  These converted products generally take the form of custom printed tickets, tags, labels, and packaging, in sharp contrast to the stock nature of the PSM business.  To the extent that any products have a pressure-sensitive component (e.g., a label), this base material is typically sourced from our PSM segment.  In contrast to the high-speed, roll-to-roll coating process that characterizes PSM manufacturing, the RBIS converting process uses relatively smaller-scale printers, looms (for the production of woven fabric labels), and other smaller-scale equipment.

Vancive is somewhat of a hybrid between a “base material” and “converted products” business.  Some of the products in this segment are functional tapes not unlike those sold by the performance tapes business within PSM.  However, most of the products include additional converting steps to create components sold primarily to medical device manufacturers (such as surgical, wound care, ostomy and securement products).  What distinguishes these products as a group is that they all serve the medical industry, which carries unique manufacturing and control requirements (e.g., clean rooms, certifications, FDA approvals).

2.            Your response also states that your global reporting system is able to aggregate revenues for “certain product groups.” Please describe these product groups to us and explain how they compare to the products identified on page 11 of Exhibit 13 to your Form 10-K.

Separately, your response letters dated June 4, 2014 and August 15, 2014 make reference to “product lines.” Please tell us how your product lines differ from the product groups referred to in your response dated October 22, 2014.

As described above, our reporting system captures global revenue information for three product lines within our PSM segment.  As described previously, all of these products are similar with respect to manufacturing process, raw materials, and end use.  These product groupings were established within our global reporting system to provide revenue information to mid-level management who report to segment managers, in line with their areas of responsibility.

The products identified in the “Businesses at a Glance” section of Exhibit 13 to our 2013 Form 10-K are examples of various applications of our products and solutions that each of our reportable segments offer. Our global reporting system does not capture revenue information for each of these applications.

Our references to “product lines” and “product groups” were used interchangeably, and we did not intend to differentiate between two different categories in our previous responses to the Staff.  Product lines and product groups both refer to groupings of our products.

We appreciate the opportunity to respond to your comments.  If you have any questions or require additional information regarding our response, please do not hesitate to contact me at (626) 304-2064.

Sincerely,

/s/ Lori J. Bondar

Lori J. Bondar
Vice President, Controller and
Chief Accounting Officer

cc:	Dean A. Scarborough
Mitchell R. Butier
Susan C. Miller